ThinkEquity LLC

17 State Street, 41st Floor

New York, NY 10004

December 10, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Vision Marine Technologies Inc. (the “Company”)
Registration Statement on Form F-1 (the “Registration Statement”)
File No. 333-291955

Ladies and Gentlemen:

ThinkEquity LLC (“ThinkEquity”) hereby concurs in the request by the Company to withdraw its request for an accelerated effective date of the above-referenced Registration Statement to 5:00 p.m. Eastern Time on December 9, 2025, or as soon as practicable thereafter.

In addition, in connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, the underwriter, hereby join in the request of the Company that the effective date of the Registration Statement be accelerated so that it will be declared effective at 5:00 pm, Eastern Time, on December 11, 2025, or soon as thereafter practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we will distribute as many copies of the Preliminary Prospectus dated December 5, 2025 to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

We, the underwriter, have complied and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

ThinkEquity LLC

/s/ Eric Lord
Eric Lord Head of Investment Banking